Exhibit 12
General Electric Capital Corporation and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

and

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Six months ended June 30, 2006

(Unaudited)
Ratio of earnings to fixed charges		Ratio of earnings to combined fixed charges and preferred stock dividends
(Dollars in millions)

Earnings from continuing operations	$4,641	$4,641
Provision for income taxes	499	499
Minority interest	145	145
Earnings from continuing operations before income taxes
and minority interest	5,285	5,285

Fixed charges:
Interest	8,308	8,308
One-third of rentals(a)	163	163
Total fixed charges	8,471	8,471
Less interest capitalized, net of amortization	(38)	(38)

Earnings from continuing operations before income taxes and minority
interest plus fixed charges	$13,718	$13,718

Ratio of earnings to fixed charges	1.62	1.62

Preferred stock dividend requirements		$2

Ratio of earnings before provision for income taxes to earnings from
continuing operations		1.11

Preferred stock dividend factor on pre-tax basis		2
Fixed charges		8,471

Total fixed charges and preferred stock dividend requirements		$8,473

Ratio of earnings to combined fixed charges and preferred stock dividends		1.62

(a)	Considered to be representative of interest factor in rental expense.